China Internet Nationwide Financial Services Inc. Announces First Half 2018 Unaudited Financial Results

Reports 43% and 42% Increase in Revenue and Gross Profit, Respectively

Expects Strong Growth to Continue in the Second Half of 2018

BEIJING, September 17, 2018 — China Internet Nationwide Financial Services Inc. (NASDAQ: CIFS) (“CIFS” or the “Company”), a financial advisory service and FinTech company, today announced its unaudited financial results for the six-month period ended June 30, 2018.

Financial Highlights – First Half 2018 vs. First Half 2017

In $	6M Ended June 30, 2018	6M Ended June 30, 2017	Change %
Total revenue	11,419,246	7,973,214	+43%
Gross profit	11,040,370	7,790,700	+42%
Operating expenses	7,731,997	638,155	+1112%
Income from operations (1)	3,308,373	7,152,545	-54%
Net income (2)	6,850,140	8,239,154	-17%
Basic and diluted earnings per share (3)	0.31	0.41	-24%

(1)	Income from operations for the six-month period ended June 30, 2018 includes approximately $7,731,997 of SG&A and R&D expenses as compared to 638,155 for the same period of last year.

(2)	Net income for the six-month periods ended June 30, 2018 and June 30, 2017 include approximately $6,577,824 and $8,586,456 of income before income tax expenses, respectively.

(3)	Basic and diluted earnings per share for the six-month period ended June 30, 2018 is calculated based on approximately 11% more shares outstanding (22,114,188) as compared to shares outstanding (20,000,000) on June 30, 2017.

Jianxin Lin, Chairman and Chief Executive Officer of CIFS, commented, “Benefiting from the continuing growth of China’s economy and strong demand for our services by the underserved small and medium sized enterprises, we achieved a 43% revenue growth in the first half of 2018 as compared to first half of 2017, mainly due to an increase in the total amount of financing advised and higher number of clients advised/served.”

We expect the second half of the year to be much stronger than the first half of 2018 in terms of revenue as our new FinTech initiatives will start generating results. We expect our three new business lines to encompass between 30% to 35% of our total revenue for full year 2018, and FinTech to become the catalyst for our growth in 2019 and beyond. Furthermore, we expect our traditional business to continue to grow at rates similar to previous reporting periods.”

Revenue Breakdown - in $ million	6M Ended June 30, 2018	6M Ended June 30, 2017	% Change
International corporate financing advisory services	1.15	0.76	+51%
Intermediary bank advisory services	5.43	2.07	+162%
Commercial Payment Advisory services	4.72	5.14	-8%
Factoring services	.07	-	NA
Technical services	.04	-	NA
Total revenue	11.42	7.97	+43%

In $ million	6M Ended June 30, 2018	6M Ended June 30, 2017	% Change
Amount of financing advised	991	764	+30%
Commercial Payment	403	454	-11%
International Corporate Financing	300	200	+50%
Intermediary Loan	288	110	+162%
Amount of factoring financing provided	2	-	NA
Total Amount Financed	993	764	+30%

	6M Ended June 30, 2018	6M Ended June 30, 2017	Change
Number of clients advised (4)	39	15	+24
Commercial Payment	22	9	+13
International Corporate Financing	2	2	0
Intermediary Loan	15	4	+11
Number of Factoring clients served	2	-	+2
Total Number of Clients	41	15	+26

(4)	The number of clients for a specified period represents the number of clients whose financing were funded during such period.

Operating margin, or income from operations as a percentage of total revenue, was 29.0% and 89.7% for the six months ended June 30, 2018 and 2017, respectively. This decrease was primarily due to the increase in staffing costs mainly as a result of higher headcount (183 employees at June 30, 2018 as compared to only 32 at June 30, 2017), higher rental expenses (6 offices / locations at June 30, 2018 as compared to two offices at June 30, 2017), and strategic investments in the research and development of FinTech. Specifically:

●	Our general and administrative expenses for the first half of 2018, increased to $5.5 million or 48% of total revenue, as compared to 8% in the same period of last year, mainly due to higher headcount.

●	Additionally, we made the strategic decision to invest in research and development to expand our finance technology infrastructure and products, thus our R&D expenses for the first half of 2018 were $1.6 million as compared to zero in the same period of 2017. Of note, our R&D department currently employs approximately 100 people.

●	In the first half of 2018, we recorded a one-time consulting and service fee of $1.7 million in connection with the engagement of legal and accounting professional services.

These investments in R&D are in line with our strategy of transforming the company from a traditional financial service provider to a FinTech company thus we expect to continue to make substantial investments in new technologies and talented IT professionals to support the development of FinTech products and services. As part of this strategy, in July 2018 we signed an agreement with Tsinghua University to establish an Industry Trusted Blockchain Application Technology Joint Research Center aiming to explore industry-specific products/ services for enterprises and individuals.

FinTech products include the development of big data platform by offering data access, analytics, artificial intelligence, machine learning, and intelligent investment research to clients such as SMEs, state-owned enterprises, financial institutions and individuals.

As previously announced, we have set up three new business lines as follows:

(i)	Supply Chain Financing Services (“Factoring”) was launched in October 2017, provides supply chain financing solutions to SMEs – with an initial focus on the pharmaceutical (medical supplies and equipment) sector by reducing financing costs and improving operational efficiency. Since then, CIFS signed several revolving factoring credit facility agreements including:

a.	A RMB 100 million (approximately $15.7 million) agreement with Sino Pharma Business Factoring Co., Ltd, one of China’s leading factoring services providers serving the healthcare industry, backed by accounts receivable from Grade A hospitals with Class II or above rankings.

b.	A RMB 100 million (approximately $15.7 million) agreement with CNBM Technology Corporation Limited (“CNBMTC”), a subsidiary of China National Building Materials Group Co., Ltd., with multiple-year extension options and backed by CNBMTC’s accounts receivable.

(ii)	Big Data Analysis & AI Services: In November 2017, we acquired Beijing Anytrust Science & Technology Co., Ltd (“AnyTrust”). In early 2018, Anytrust launched the beta version of AnyInfo, a vertical search engine and big data platform covering a broad range of publicly available data of over 30 million enterprises in China. By cleaning, integrating, analyzing, digging massive data and artificial intelligence technology, this platform enables users to view and download integrated / standardized enterprise’s profiles (including financial & operational data, and risk notification). Users can also sign up for intelligence notifications and produce customized intelligence reports.

(iii)	Intelligent Investment Research Services: Our Intelligent Research Platform (“IRP”) which we launched in April 2018, provides intelligent financial products and services to financial institutions such as banks, insurance and asset management firms and investment funds in China. The IRP encompasses five product lines including macroeconomics, asset allocation, fixed income, equity investment, fund investment. Three product lines including macroeconomics, asset allocation, fixed income which were officially released before June 30, 2018 are currently being used by several main-stream banks and mutual funds on a free-trail basis.

Mr. Lin concluded, “We are very pleased with the progress made to date for our FinTech strategy. Our products and services are tailored to support businesses in solving investment and financial challenges as well as enterprise risk control. Not only are we offering a wide range of products and services to existing clients, but we are also targeting a whole new group of potential clients such as financial institutions, banks and mutual funds, located in a larger geographic region.”

For more information contact:

Investor Relations (China)	Investor Relations Service (US)
China Internet Nationwide Financial Services, Inc.	Lena Cati:
ir@cifsp.com	ir.us@cifsp.com
+1 212 220-6998	+1 212 836-9611

About China Internet Nationwide Financial Services Inc.

Incorporated in 2014, China Internet Nationwide Financial Services Inc. (NASDAQ: CIFS) commenced its business by providing financial advisory services to small and medium size companies (“SMEs”). The traditional business segments include commercial payment advisory, intermediary bank loan advisory and international corporate financing advisory services which help clients to meet their commercial payment and investment needs. In late 2017, the Company made a strategic decision to transition into a FinTech company by providing clients with creative financial services, FinTech products and industry solutions leveraging big data and AI, aiming to help clients to reduce financing costs, lower financing risks and improve operating efficiency. Currently its FinTech business includes three segments: Supply Chain Financing, Big Data Analysis & AI Reports, and Intelligent Investment Research. For more information, please visit its website www.cifsp.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$)

	As of	As of
	June 30, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	$16,300,063	$27,165,262
Accounts receivable (including $0 and $0 of receivable from related parties as of June 30, 2018 and December 31, 2017, respectively)	10,609,417	6,290,000
Receivable under Factoring	2,189,946	-
Other receivables	1,411,615	532,028
Loan to third parties	43,761,056	41,690,640
Prepayments and advance to suppliers	1,623,962	306,473
Other current asset	153,647	-
Total Current Assets	76,049,706	75,984,403

Non-current assets
Equipment, net	439,710	222,142
Intangible assets, net	1,339,116	1,428,566
Long-term office rental deposit	1,360,243	678,419
Long-term prepayment	12,357	3,807
Goodwill	742,976	752,345
Deferred Tax Assets	383,644	133,729
Total Assets	$80,327,752	$79,203,411

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued payroll	$1,107,339	$1,265,308
Accounts payable	19,441	71,136
Advance from customers	270,855	22,733
Other payables and accruals	503,461	671,194
Due to shareholder	163,614	163,659
Taxes payable	1,031,707	5,680,094
Total Current Liabilities	3,096,417	7,874,124

Deferred tax liabilities	200,221	213,511
Total Liabilities	3,296,638	8,087,635

Shareholders’ equity
Common Stock ($0.001 par value, unlimited authorized shares, and 22,114,188 shares issued and outstanding)	22,114	22,114
Additional paid in capital	28,441,045	28,441,045
Statutory reserve	1,828,601	1,828,601
Retained earnings	48,406,265	41,556,125
Accumulated other comprehensive loss	(1,666,911)	(732,109)
Total Shareholders’ Equity	77,031,114	71,115,776
Total Liabilities and Shareholders’ Equity	$80,327,752	$79,203,411

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

(In US$)

	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Revenue
International corporate financing advisory	$1,154,980	$763,539
Intermediary bank advisory services	5,430,625	2,068,147
Commercial Payment Advisory Services	4,717,529	5,141,528
Factoring service	74,457	-
Technical service	41,655	-
Total revenue	11,419,246	7,973,214

Cost of revenues	378,876	182,514
Gross profit	11,040,370	7,790,700

Operating expenses
Selling and marketing expenses	694,292	26,295
General and administrative expenses	5,464,631	611,860
Research and development expenses	1,573,074	-
Total Operating expenses	7,731,997	638,155
Income from operations	3,308,373	7,152,545

Other income (expenses)
Interest income on bank deposit	13,533	4,618
Other expenses, net	(28,827)	(26,399)
Interest income from loans to third parties	3,284,745	1,455,692
Total other income, net	3,269,451	1,433,911

Income before income tax expenses	6,577,824	8,586,456
Income tax (benefit) / expense	(272,316)	347,302
Net Income	$6,850,140	$8,239,154
Other comprehensive loss
Foreign currency translation (loss) / gain	(934,801)	728,988
Comprehensive Income	$5,915,339	$8,968,142
Weighted average number of shares, basic and diluted	22,114,188	20,000,000
Basic and diluted earnings per share	$0.31	$0.41